January 25, 2008

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada  V6C 3S7

Telephone + 1 604 806 7000

Facsimile + 1 604 806 7806

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, British Columbia

V6M 2A3

Attention:

Mr. Harry Barr, President and CEO

Dear Sirs:

We hereby submit our resignation as auditor of Pacific Northwest Capital Corp. (the “Company”) effective today.  No reportable event, as defined in National Instrument No. 51-102 of the Continuous Disclosure Obligations, has arisen from our engagement as auditor of the Company.

Yours very truly,